SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


                   For the Plan year ended: December 31, 2001


                         Commission file number: 1-12869


--------------------------------------------------------------------------------


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Constellation Energy Group, Inc. Employee Savings Plan
                  ------------------------------------------------------
                  Constellation Energy Group, Inc.
                  250 W. Pratt St.
                  Baltimore, Maryland 21201



         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Constellation Energy Group, Inc.
                  250 W. Pratt St.
                  Baltimore, Maryland 21201

                        CONSTELLATION ENERGY GROUP, INC.
                              EMPLOYEE SAVINGS PLAN

                                TABLE OF CONTENTS
                                -----------------



                                                                           Page
                                                                           ----


Signature...............................................................     3

Independent Auditors' Report............................................     4

Consent of Independent Auditors.........................................     5

Index to Financial Statements:

         Statements of Net Assets Available for Benefits................     6

         Statements of Changes in Net Assets Available for Benefits.....     7

Notes to Financial Statements...........................................     9

Supplemental Schedule:

         Schedule of Assets Held for Investment Purposes................    19

                                    SIGNATURE
                                    ---------


The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






Constellation Energy Group, Inc.
Employee Savings Plan








DATE:  June 25, 2002



BY:     /s/ Richard D. Honaker
       --------------------------------------
       Richard D. Honaker, Plan Administrator

                           INDEPENDENT AUDITOR'S REPORT
                           ---------------------------

To the Plan Administrator of the
Constellation Energy Group, Inc.
Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Constellation Energy Group, Inc. Employee Savings Plan (the Plan), as of December 31, 2001 and December 31, 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of financial information for the year ended December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ Mitchell & Titus L.L.P.
                                        ---------------------------
                                        Mitchell & Titus L.L.P.
Washington, DC
June 25, 2002

                         CONSENT OF INDEPENDENT AUDITORS
                         -------------------------------

We hereby consent to the incorporation by reference in the Prospectuses of Constellation Energy Group, Inc. on Form S-3 and Form S-8 (File Nos. 333-81352, 333-36380, 333-59601, 33-57658, 333-56572, 333-24705, and 33-49801 and 33-59545,
333-45051, 333-46980, 33-56084, 333-81292, and 333-89046, respectively) of
Constellation Energy Group, Inc. of our report dated June 25, 2002 on the financial statements and supplemental schedule of the Constellation Energy Group Employee Savings Plan, for the Plan year ended December 31, 2001, which report is included in this Annual Report on Form 11-K.


                                        /s/ Mitchell & Titus L.L.P.
                                        ---------------------------
                                        Mitchell & Titus L.L.P.

Washington, DC
June 25, 2002

                        Constellation Energy Group, Inc.
                              Employee Savings Plan
                 Statement of Net Assets Available for Benefits
                                December 31, 2001

                                                          CEG Common      Interest Income       Mutual
                                        Total             Stock Fund            Fund             Funds          Loan Fund
                                    --------------       --------------    --------------    --------------   --------------
ASSETS:
 Securities held in trust              $584,478,529        $285,815,104     $ 18,568,008      $280,095,417     $         0
 Guaranteed investment contracts         91,372,064                   0       91,372,064                 0               0
 Participant loans                       26,434,139                   0                0                 0      26,434,139
 Short-term investments                  12,802,817              64,271       12,716,459            22,087               0
 Accrued dividends receivable             1,273,382           1,257,578           15,804                 0               0
 Accrued interest receivable                  1,086                   0                0                 0           1,086
 Accounts receivable                         73,191              73,155                0                36               0
                                      -------------       -------------    -------------     -------------   -------------

          Total                         716,435,208         287,210,108      122,672,335       280,117,540      26,435,225
                                      -------------       -------------    -------------     -------------   -------------

LIABILITIES:

 Accounts payable                           139,519              74,865           63,112             1,542               0
                                      -------------       -------------    -------------     -------------   -------------

 Net assets available for
    benefits end of year               $716,295,689        $287,135,243     $122,609,223      $280,115,998     $26,435,225
                                     ==============      ==============    =============     =============   =============

 The accompanying notes of these financial statements.




                        Constellation Energy Group, Inc.
                              Employee Savings Plan
                 Statement of Net Assets Available for Benefits
                                December 31, 2000

                                                           CEG Common      Interest Income       Mutual
                                        Total              Stock Fund           Fund             Funds          Loan Fund
                                    --------------       --------------    ---------------   --------------   ------------
ASSETS:

 Securities held in trust              $754,987,098        $471,659,544     $          0      $283,327,554     $         0
 Guaranteed investment contracts        113,798,992                   0      113,798,992                 0               0
 Participant loans                       27,822,772                   0                0                 0      27,822,772
 Short-term investments                   3,711,030             364,822        3,303,490            42,718               0
 Accrued dividends receivable             4,444,809           4,428,749           16,060                 0               0
 Accrued interest receivable                  1,086                   0                0                 0           1,086
 Accounts receivable                        435,320               2,323          391,871                 0          41,126
                                      -------------       -------------    -------------     -------------   -------------

          Total                         905,201,107         476,455,438      117,510,413       283,370,272      27,864,984
                                      -------------       -------------    -------------     -------------   -------------

LIABILITIES:

 Accounts payable                           408,242             382,949           25,293                 0               0
                                      -------------       -------------    -------------     -------------   -------------

 Net assets available for
    benefits end of year               $904,792,865        $476,072,489     $117,485,120      $283,370,272     $27,864,984
                                      =============       =============    =============     =============   =============

The accompanying notes are an integral part of these financial statements.

                        Constellation Energy Group, Inc.
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2001



                                                           CEG Common     Interest Income       Mutual
                                         Total             Stock Fund           Fund             Funds         Loan Fund
                                     --------------      --------------  ---------------    --------------  --------------

ADDITIONS

Contributions:
  Participant contributions            $ 38,881,741        $  8,448,075     $  5,191,204      $ 25,242,462     $         0
  Participant rollover contributions      1,544,299             196,082          368,684           979,533               0
  Employer matching contributions        11,184,880          11,184,880                0                 0               0
                                        -----------         -----------       ----------       -----------     -----------
                                         51,610,920          19,829,037        5,559,888        26,221,995               0
                                        -----------         -----------       ----------       -----------     -----------
Income:
  Dividends                              12,861,551           5,071,259                0         7,790,292               0
  Interest                                7,078,097                   0        7,078,097                 0               0
  Interest on participant loans           2,511,720                   0                0                 0       2,511,720
                                        -----------         -----------       ----------       -----------     -----------
                                         22,451,368           5,071,259        7,078,097         7,790,292       2,511,720

  Participant transfers (net)                     0           4,189,607        3,209,533        (7,399,140)              0
  Participant loan repayments                     0           5,121,467        1,880,924         6,404,564     (13,406,955)
  Net appreciation (depreciation)      (209,062,616)       (191,168,866)               0       (17,893,750)              0
                                       -------------       -------------     -----------       -----------     ------------
Total Additions:                       (135,000,328)       (156,957,496)      17,728,442        15,123,961     (10,895,235)
                                       -------------       -------------     -----------       -----------     ------------

DEDUCTIONS

 Withdrawals and distribution           (53,496,848)        (28,312,863)     (11,085,969)      (13,284,803)       (813,213)
 Loans to participants                            0          (3,666,887)      (1,518,370)       (5,093,432)     10,278,689
                                        -----------         ------------     ------------      ------------     -----------

Total Deductions:                       (53,496,848)        (31,979,750)     (12,604,339)      (18,378,235)      9,465,476
                                        ------------        ------------     ------------      ------------      ---------

Change in net assets                   (188,497,176)       (188,937,246)       5,124,103        (3,254,274)     (1,429,759)

 Net assets available for benefits
    beginning of year                   904,792,865         476,072,489      117,485,120       283,370,272      27,864,984
                                       ------------        ------------     ------------      ------------      ----------


 Net assets available for
    benefits end of year               $716,295,689        $287,135,243     $122,609,223      $280,115,998     $26,435,225
                                       ============        ============     ============      ============     ===========

The accompanying notes are an integral part of these financial statements.

                        Constellation Energy Group, Inc.
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2000

                                                           CEG Common     Interest Income       Mutual
                                          Total            Stock Fund          Fund             Funds          Loan Fund
                                      -------------      --------------   ---------------   --------------   -------------
ADDITIONS

Contributions:
  Participant contributions            $ 36,725,447        $  6,489,691      $  5,370,877     $ 24,864,879     $         0
  Participant rollover contributions        501,831              44,244           177,107          280,480               0
  Employer matching contributions        10,760,781          10,760,781                 0                0               0
                                        -----------         -----------        ----------      -----------     -----------
                                         47,988,059          17,294,716         5,547,984       25,145,359               0
                                        -----------         -----------        ----------      -----------     -----------

Income:
  Dividends                              50,692,822          17,913,871                 0       32,778,951               0
  Interest                                7,337,994                   0         7,337,994                0               0
  Interest on participant loans           2,560,262                   0                 0                0       2,560,262
                                         ----------         -----------       -----------      -----------     -----------
                                         60,591,078          17,913,871         7,337,994       32,778,951       2,560,262

  Participant transfers (net)                     0         (14,383,163)       (2,104,229)      16,487,392               0
  Participant loan repayments                     0           4,904,303         2,068,148        6,966,510     (13,938,961)
  Net appreciation (depreciation)       141,029,712         168,749,916                 0      (27,720,204)              0
                                       ------------        ------------       -----------      -----------     ------------
Total Additions:                        249,608,849         194,479,643        12,849,897       53,658,008     (11,378,699)
                                       ------------        ------------       -----------      -----------    ------------


DEDUCTIONS

 Withdrawals and distribution           (85,147,074)        (39,894,951)      (19,711,583)     (24,889,506)       (651,034)
 Loans to participants                            0          (4,615,320)       (1,889,060)      (5,722,520)     12,226,900
                                        -----------         ------------     ------------     ------------      ----------

Total Deductions:                       (85,147,074)        (44,510,271)      (21,600,643)     (30,612,026)     11,575,866
                                        -----------        ------------      ------------     ------------      ----------

Change in net assets                    164,461,775         149,969,372        (8,750,746)      23,045,982         197,167

 Net assets available for benefits
    beginning of year                   740,331,090         326,103,117       126,235,866      260,324,290      27,667,817
                                       ------------        ------------      ------------     ------------      ----------

 Net assets available for
    benefits end of year               $904,792,865        $476,072,489      $117,485,120     $283,370,272     $27,864,984
                                      =============       =============      ============    =============     ===========


The accompanying notes are an integral part of these financial statements.

                        CONSTELLATION ENERGY GROUP, INC.
                              EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


NOTE 1. GENERAL DESCRIPTION OF THE PLAN
---------------------------------------

Baltimore Gas and Electric Company (BGE) established the Baltimore Gas and Electric Company Employee Savings Plan and Trust Agreement on July 1, 1978. Effective April 30, 1999, BGE shareholders approved the formation of a holding company - Constellation Energy Group, Inc. (Company) and the Baltimore Gas and Electric Company Employee Savings Plan was amended, restated, and renamed as the Constellation Energy Group, Inc. Employee Savings Plan (Plan). There were no other significant Plan changes made at that time.

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility - An employee must have one month of service to be eligible to participate in the Plan.

Administration - The Plan Administrator is the Director - Benefits, Human Resources Division of Constellation Energy Group, Inc. The assets are held and managed by the Trustee, T. Rowe Price Trust Company (Trustee). TRP Retirement Plan Services, Inc. provides the record keeping for the Plan.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The Plan is not subject to, nor insured by, the Pension Benefit Guaranty Corporation established by the Employee Retirement Income Security Act of 1974.

Contributions - Eligible participants may contribute from 1% to 15% of their eligible pay through payroll deductions, on a before-tax basis (Deferred Compensation Option), from 1% to 15% of their eligible pay through an after-tax basis (Thrift Option), or a combination thereof. The maximum combined contribution rate for both the before-tax and the after-tax contributions is 15%. The first 6% that a participant contributes are considered "basic contributions," any additional contributions are considered "supplemental."

The Plan allows participants to postpone, until withdrawal or distribution, any income tax liability on (1) all Company contributions; (2) participant contributions under the before-tax option; and (3) earnings on their contributions and Company contributions. Participant contributions under the after-tax option are included in current year's taxable income.

The maximum amount a participant can contribute to the Plan on a before-tax basis is limited per year by the Internal Revenue Service. The limitation for 2001 was $10,500.

Effective January 1, 2002, the allowable percentage for contributions to the before-tax option was increased from 15% to 25% and the combined maximum was increased from 15% to 25%. No change was made to the maximum after-tax contribution limit. Also effective January 1, 2002, the Plan was amended to allow participants age 50 or older to make catch-up contributions as provided by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

The Plan accepts rollovers of employees' eligible rollover distributions from other qualified plans.

Participants have the right, on a daily basis, to change the amount of their payroll deductions, effective the beginning of the following month. Participants also have the right to change, on a daily basis, the percentage of their future contributions being invested in each of the available investment funds as provided in the Plan.

Company Matching Contributions - The Company contributes an amount equal to one-half of the participant's first six percent of contributions. All company matching contributions are fully and immediately vested upon being credited to the participant's account. Company contributions are initially invested in the CEG Common Stock Fund.

Investment Options - Participants can elect to have their contributions invested in the following:

>>       CEG Common Stock Fund
>>       Interest Income Fund
>>       T. Rowe Price Mutual Funds:
         o    T. Rowe Price Balanced Fund
         o    T. Rowe Price Equity Income Fund
         o    T. Rowe Price Equity Index 500 Fund
         o    T. Rowe Price Growth Stock Fund
         o    T. Rowe Price International Stock Fund
         o    T. Rowe Price Mid-Cap Growth Fund
         o    T. Rowe Price New Horizons Fund
         o    T. Rowe Price New Income Fund
         o    T. Rowe Price Small Cap Value Fund

Leveraging Provisions - Leveraging provisions are included in the Plan, but these provisions have never been utilized. Effective January 1, 2002, the Plan was amended to eliminate these provisions.

CEG Common Stock Fund - Participant and company matching contributions in the CEG Common Stock Fund are invested in Constellation Energy Group, Inc. common stock.

Employee Stock Account - An Employee Stock Account was automatically established for each participant who transferred their balance from the Baltimore Gas and Electric Company Employee Stock Ownership Plan upon the termination of that plan in 1989 and/or received shares of stock credited under the Corporate Performance Award Program. No additional allocations are being made to this account.

Interest Income Fund - Amounts held in the Interest Income Fund are invested in contracts issued by insurance companies or other financial institutions and in short-term investments. Each contract specifies a fixed or variable rate of interest for a certain period of time. A component of the Interest Income Fund is invested in the T. Rowe Price Managed Bond Common Trust Fund (Managed Bond
Fund), a direct filing entity, pursuant to Department of Labor Regulations. An additional component is the T. Rowe Price Stable Value Common Trust Fund, an investment similar in nature to the underlying investments in the Interest Income Fund, with a higher degree of diversification. All maturing contracts are being invested in the Stable Value Common Trust Fund.

The interest rate earned by the Interest Income Fund is a blend of the rates under the various investments. The annual effective rates for 2001 and 2000 were 6.09% and 6.25%, respectively. The crediting interest rates for the investment contracts as of December 31, 2001 and 2000 were 5.91% and 6.15%, respectively.

At December 31, 2001 and 2000, there were no investments in the individual contracts of any issuer in the Interest Income Fund which exceeded five percent of net assets available for benefits. Contracts included in the Interest Income Fund have been reported at their contract value, which approximates fair market value. All the investments in this fund are held for purposes other than trading.

Investment Income - Except for shares of CEG common stock in the Employee Stock Account, all dividends and interest earned are automatically reinvested in that fund.

The Trustee invests dividends received on shares of CEG common stock in the Employee Stock Account, in income-producing investments. Annually, a check is sent to the participant representing the total dividends credited. Any income earned on the dividends is reinvested and used to purchase additional shares of CEG common stock in the Employee Stock Account. In February 2002, a final distribution was made of all remaining dividends earned on the Employee Stock Account. Subsequent dividends are reinvested to purchase additional shares of stock.

Transfers -Participants are allowed to initiate, on a daily basis, a transfer of the value of their contributions, including earnings, among the available investment funds.

In addition, as of the beginning of the calendar year in which participants reach age 56, they may initiate, on a daily basis, a transfer of the value of their matching contributions and Employee Stock Account among the eleven investment funds. Effective January 1, 2002, the Plan was amended to allow all participants to immediately transfer their matching contributions and Employee Stock Account into any of the other available funds at their discretion.

Participant Loan Provisions - Participants may obtain a loan in any amount between a minimum of $1,000 and a maximum of $50,000, but not more than 50% of the participant's account balance. Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a principal residence, in which case they may elect up to 30 years for repayment. Participants are allowed to have up to two loans outstanding at any time. Principal and interest are repaid through regular payroll deductions or by direct payment. The interest rate for loans is equal to the prime rate plus one percent on the last day of the month proceeding the month the loan is initiated. The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan.

Withdrawals and Distributions - A participant may, on a daily basis, elect to withdraw all or part of the stock and cash attributable to their after-tax contributions. Except for death, disability, retirement, or under certain circumstances of hardship, contributions made on a before-tax basis may not be withdrawn until a participant attains age 59 1/2. Participants who withdraw basic before-tax and after-tax contributions that have not been in the Plan for two full calendar years (unmatured), and participants who make a Hardship Withdrawal, are suspended from making contributions to the Plan for twelve months. Company matching contributions that have been in the Plan for two full calendar years (matured) are also eligible to be withdrawn. Effective January 1, 2002, the suspension period was reduced to six months.

Distributions to participants who retire or terminate active employment are automatically deferred until sixty days after they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution. Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year. Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their deferred compensation account balances. Effective January 1, 2002, the distribution options were expanded to allow for monthly and quarterly installments for up to 10 years.

Withdrawals and distributions to participants are recorded when paid.

Vesting - All contributions that are held in participants' accounts are immediately 100% vested.

Administrative costs - Administrative fees charged by institutions, which issue contracts for the Interest Income Fund, are reflected in the effective rate earned by the fund. The Company currently pays all the other fees and expenses of the Plan, including those of the Trustee. Brokerage fees, commissions, and transfer taxes associated with the purchase, sale, or transfer of shares of common stock for the CEG Common Stock Fund. All expenses and other charges incurred by the mutual funds are borne by those respective funds. Effective January 1, 2002, participants were charged the nominal loan initiation fee previously paid for by the Company.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------

The financial statements of the Plan are prepared under the accrual method of accounting. The accounting principals and practices that affect the more significant elements of the financial statements are:

Valuation of Investments - Shares of common stock in the CEG Common Stock Fund held by T. Rowe Price Trust Company are valued as of December 31, 2001 and 2000, using the quoted closing market price as reported by the "NYSE--Composite Transactions" published in the eastern edition of The Wall Street Journal. Mutual fund shares held in the T. Rowe Price Mutual Funds, are valued as of December 31, 2001 and 2000, using the net asset value price of such shares as quoted by the "Mutual Fund Quotations" for such date in the eastern edition of The Wall Street Journal. Participant loans are valued at cost, which approximates fair value.

The Plan's investments are stated at fair value except for the various contracts issued by insurance companies or other financial institutions, under the Interest Income Fund, which are fully benefit-responsive and are stated at contract value. Contract value is equal to the aggregate of the net contributions and earnings thereon.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Shares of CEG common stock are purchased on the open market, through new issuances, or by other acquisition. Mutual fund shares for the T. Rowe Price Mutual Funds are purchased on the open market, except the Trustee may purchase from time to time a small number of shares at current market value from participants making withdrawals or interfund transfers or obtaining loans from the Plan. The cost of shares sold from the CEG Common Stock Fund and the T. Rowe Price Mutual Funds, as a result of participant distributions, withdrawals, interfund transfers or loans, is determined under the average cost method.

Loans to participants are valued at their outstanding principal amount.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. TAX STATUS
------------------

The Company has received the latest favorable determination letter from the Internal Revenue Service (IRS), dated May 2, 1997, with respect to the Plan as restated effective June 30, 1995, qualifying the Plan as a stock bonus plan under Section 401 of the Internal Revenue Code (Code) and an employee stock ownership plan under Section 4975(e)(7) of the Code and exempting the Plan from federal income tax under Section 501 of the Code.

On February 26, 2002, the Company submitted a request to the IRS on the qualification of the Constellation Energy Group, Inc. Employee Savings Plan as amended January 1, 2002. Included with that filing was a change to the description of the purpose of the Plan. Effective January 1, 2002, the Plan was designated as a stock bonus plan. Also effective January 1, 2002, the Company stated its intent that the Plan also meet the requirements of an Employee Stock Ownership Plan under Code Section 4975(e)(7) through February 28, 2002, and to meet the definition of a participant directed individual account retirement plan as defined by Section 404(c) of ERISA. As of the date of this report, the Company has not received a response regarding this request.

NOTE 4. INVESTMENTS
-------------------

Investments which exceed five percent of the Plan's net assets as of December 31, 2001 and December 31, 2000, include:
                                          2001                       2000
                                          ----                       ----

CEG Common Stock Fund
 10,765,100 and 10,458,562 shares,
 respectively                          $287,135,243*             $476,072,489*

Interest Income Fund                   $122,609,223              $117,485,120

T. Rowe Price Equity Income Fund
 3,104,449 and 2,903,619 shares,
 respectively                          $ 73,431,189              $ 71,632,563

T. Rowe Price Growth Stock Fund
 2,980,736 and 2,986,869 shares,
 respectively                          $ 72,078,703              $ 81,265,025
---------------------
*Includes participant and non-participant-directed investments.

NOTE 5. SECURITIES HELD IN TRUST
--------------------------------

Shown below are the shares, with respective fair value and cost, which were held in trust in the CEG Common Stock Fund and the mutual funds on December 31, 2001 and 2000.



                                               SHARES HELD                    MARKET
                                                IN TRUST                       VALUE                     COST
                                                --------                       -----                     ----

CEG COMMON STOCK FUND

         December 31, 2001                       10,765,100                 $285,815,104               $277,080,709
         December 31, 2000                       10,458,562                 $471,659,544               $258,328,484

T. ROWE PRICE BALANCED FUND

         December 31, 2001                          673,037                  $11,771,411                $11,668,575
         December 31, 2000                          601,194                  $11,524,890                $10,353,190

T. ROWE PRICE EQUITY INCOME FUND

         December 31, 2001                        3,104,449                  $73,420,439                $71,627,958
         December 31, 2000                        2,903,619                  $71,632,290                $66,697,119

T. ROWE PRICE EQUITY INDEX 500 FUND

         December 31, 2001                          877,366                  $27,058,236                $30,284,871
         December 31, 2000                          844,447                  $29,977,886                $29,774,049

T. ROWE PRICE GROWTH STOCK FUND

         December 31, 2001                        2,980,736                  $72,074,519                $85,584,111
         December 31, 2000                        2,986,869                  $81,242,840                $88,071,408

T. ROWE PRICE INTERNATIONAL STOCK FUND

         December 31, 2001                        1,218,268                  $13,388,815                $18,014,265
         December 31, 2000                        1,219,955                  $17,713,743                $19,102,949

T. ROWE PRICE MID-CAP GROWTH FUND

         December 31, 2001                          755,545                  $29,768,588                $28,529,749
         December 31, 2000                          699,572                  $27,835,961                $26,567,685

T. ROWE PRICE NEW HORIZONS FUND

         December 31, 2001                          798,368                  $18,067,143                $21,183,757
         December 31, 2000                          804,607                  $19,222,053                $22,620,637



T. ROWE PRICE NEW INCOME FUND

         December 31, 2001                          523,794                   $4,546,536                 $4,537,384
         December 31, 2000                          232,856                   $1,979,274                 $2,007,224

T. ROWE PRICE SMALL CAP VALUE FUND

         December 31, 2001                        1,323,887                  $29,999,730                $26,603,140
         December 31, 2000                        1,159,802                  $22,198,617                $22,834,973


NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
-----------------------------------------------------------

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                 December 31, 2001                December 31, 2000
                                                                 -----------------                -----------------

         Net assets available for benefits per the
            financial statements                                     $716,295,689                     $904,792,865

         Amounts requested by participant's for
            withdrawals and distributions at
            December 31, but paid in subsequent years                    (103,199)                         (55,862)
                                                                     -------------                    -------------

         Net assets available for benefits
            per the Form 5500                                        $716,192,490                      $904,737,003
                                                                     =============                    =============


The following is a reconciliation of withdrawals and distributions paid to participants per the financial statements to the Form 5500:

                                                               December 31, 2001
                                                               -----------------
  Withdrawals and distributions paid
        to participants per the financial statements              $53,496,848

  Add:
        Amounts requested by participants for withdrawals
          and distributions at December 31, 2001 paid in 2002         103,199

  Less:
        Amounts requested by participants for withdrawals
          and distributions at December 31, 2000 paid in 2001         (55,862)
                                                               -----------------

        Withdrawals and distributions to participants
          per the Form 5500                                       $53,544,185
                                                               =================

Withdrawals and distributions to participants recorded on the Form 5500 for benefit claims include amounts that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 7. CURRENT CORPORATE STRATEGY
----------------------------------

On October 26, 2001, the Company announced the decision to remain a single company and canceled prior plans to separate our merchant energy business from our other businesses and terminated our power business services agreement with Goldman Sachs. This decision had no impact on the Plan.

NOTE 8. SUBSEQUENT PLAN CHANGES
-------------------------------

Unless otherwise indicated, the following Plan changes were made effective January 1, 2002:

  >> The purpose of the Plan was modified to meet the definition of a participant directed individual account retirement plan as defined by
      Section 404(c) of ERISA.

  >> Effective March 1, 2002, the Plan ceased to be classified as an Employee Stock Ownership Plan under Code Section 4975(e)(7).

  >> The before-tax contribution limit and the combined limit were increased from 15% to 25% and a provision allowing catch-up contributions was adopted.

  >>  Leveraging provisions were eliminated.

  >> In 2001, a decision was made to invest all maturing proceeds from investments in the Interest Income Fund, into the Stable Value Common Trust Fund. When the final contract matures in 2005, the Stable Value Common Trust Fund will replace the Interest Income Fund.

  >> Effective February 28, 2002, a final distribution was made of all remaining dividends earned on the Employee Stock Account. Subsequent dividends will be reinvested to purchase additional shares of stock.

  >> Participants may immediately transfer their matching contributions and Employee Stock Account into any of the other available funds at their discretion.

  >> The suspension period for unmatured and hardship withdrawals was reduced to six months.

  >> The distribution options were expanded to allow for monthly and quarterly installments, for up to 10 years.

  >> Participants will pay the loan initiation fee previously paid for by the Company.

                   Constellation Energy Group (EIN 52-0280210)
 T.Rowe Price, Trustee - Constellation Energy Group, Inc., Employee Savings Plan
                 Schedule of Assets Held for Invesment Purposes
                                December 31, 2001

                                                                                            Current          Maturity
              Identity of Issue              Description of Asset             Cost           Value*            Date
              -----------------              --------------------             ----           -----             ----
     Group Annuity Contract with         Insurance Company Guaranteed
       Allstate Life                     Interest Contract -
       Company (GA-6240)                 Guaranteed Interest - 7.29%       $3,461,341      $3,461,341        10/15/2004

     Group Annuity Contract with         Insurance Company Guaranteed
       Bayerische Landesbnk              Interest Contract -
       Company (98-005)                  Guaranteed Interest - 5.95%        3,053,305       3,053,305         9/13/2002

     Group Annuity Contract with         Insurance Company Guaranteed
       Bayerische Landesbnk              Interest Contract -
       Company (98-005-B)                Guaranteed Interest - 5.92%        3,091,963       3,091,963         6/25/2003

     Group Annuity Contract with         Insurance Company Guaranteed
       GE Life & Annuity                 Interest Contract -
       (GS-2987)                         Guaranteed Interest - 7.25%        8,353,972       8,353,972          4/1/2002

     Group Annuity Contract with         Insurance Company Guaranteed
       GE Life & Annuity                 Interest Contract -
       (GS-3169)                         Guaranteed Interest - 5.79%        2,409,898       2,409,898        12/15/2002

     Group Annuity Contract with         Insurance Company Guaranteed
       John Hancock Life                 Interest Contract -
       (GAC-14474)                       Guaranteed Interest - 5.69%        4,708,804       4,708,804         8/15/2003

     Group Annuity Contract with         Insurance Company Guaranteed
        Metropolitan Life                Interest Contract -
       (GAC-25037)                       Guaranteed Interest - 5.57%        3,512,485       3,512,485        10/15/2003

     Group Annuity Contract with         Insurance Company Guaranteed
        Monumental Life                  Interest Contract -                                              50% 2/15/2003
       (MDA00008FR)                      Guaranteed Interest - 5.71%        4,721,143       4,721,143 Balance 4/15/2003

     Group Annuity Contract with         Insurance Company Guaranteed
        Monumental Life                  Interest Contract -                                              50% 4/15/2002
       (BDA00729FR)                      Guaranteed Interest - 6.82%        4,710,249       4,710,249 Balance 6/14/2002

     Group Annuity Contract with         Insurance Company Guaranteed
       New York Life                     Interest Contract -
       (GA-31015)                        Guaranteed Interest - 6.78%        3,224,698       3,224,698         4/15/2004

     Group Annuity Contract with         Insurance Company Guaranteed
       New York Life                     Interest Contract -
       (GA-31015-002)                    Guaranteed Interest - 6.85%        2,910,210       2,910,210         9/15/2004

     Group Annuity Contract with         Insurance Company Guaranteed
       New York Life                     Interest Contract -
       (GA-31015-003)                    Guaranteed Interest - 6.97%        2,168,425       2,168,425         3/17/2005

       (Continued on next page)

   * Current Value of the guaranteed interest contracts equal contract value.

                   Constellation Energy Group (EIN 52-0280210)
 T.Rowe Price, Trustee - Constellation Energy Group, Inc., Employee Savings Plan
                 Schedule of Assets Held for Invesment Purposes
                                December 31, 2001

                                                                                             Current          Maturity
              Identity of Issue              Description of Asset             Cost            Value*            Date
              -----------------              --------------------             ----            -----             ----
     Group Annuity Contract with         Insurance Company Guaranteed
       Protective Life                   Interest Contract -
       (GA-1348)                         Guaranteed Interest - 6.77%        3,198,228       3,198,228         1/15/2002

     Group Annuity Contract with         Insurance Company Guaranteed
       Protective Life                   Interest Contract -
       (GA-1391)                         Guaranteed Interest - 7.31%        4,172,695       4,172,695         4/15/2002

     Group Annuity Contract with         Insurance Company Guaranteed
       Protective Life                   Interest Contract -
       (GA-1662)                         Guaranteed Interest - 7.80%        2,006,183       2,006,183        12/15/2004

     Group Annuity Contract with         Insurance Company Guaranteed
       Security Life Denver              Interest Contract -
       (FA-0494)                         Guaranteed Interest - 6.82%        3,464,488       3,464,488         2/14/2002

     Group Annuity Contract with         Insurance Company Guaranteed
       Sun America Life                  Interest Contract -
       (4873)                            Guaranteed Interest - 5.98%        2,336,400       2,336,400         1/15/2004

     Group Annuity Contract with         Insurance Company Guaranteed
       Sun America Life                  Interest Contract -
       (4930)                            Guaranteed Interest - 6.85%        2,909,682       2,909,682         6/15/2004

     Group Annuity Contract with         Synthetic Investment
                                         Agreement
       State Street Bank and Trust       Interest Contract -
     Company
       (98255)                           Variable Interest - 5.711%        21,608,329      21,608,329         6/15/2004

     Travelers Life                      Insurance Company Guaranteed
     (GR-17825)                          Interest Contract -
                                         Guaranteed Interest - 6.78%        5,349,566       5,349,566         9/20/2005

                                                                         ------------    ------------
                                                                          $91,372,064     $91,372,064



       (Continued on next page)

   * Current Value of the guaranteed interest contracts equal contract value.

                   Constellation Energy Group (EIN 52-0280210)
 T.Rowe Price, Trustee - Constellation Energy Group, Inc., Employee Savings Plan
                 Schedule of Assets Held for Invesment Purposes
                                December 31, 2001

                                                                                            Current        Maturity
              Identity of Issue              Description of Asset             Cost           Value           Date
              -----------------              --------------------             ----           -----           ----
  ** Constellation Energy Group, Inc.     Common Stock - no par            277,080,709     285,815,104         -

     T. Rowe Price Balanced Fund          Mutual Fund                       11,668,575      11,771,411         -

     T. Rowe Price Equity Income Fund     Mutual Fund                       71,627,958      73,420,439         -

     T. Rowe Price Equity Index 500 Fund  Mutual Fund                       30,284,871      27,058,236         -

     T. Rowe Price Growth Stock Fund      Mutual Fund                       85,584,111      72,074,519         -

     T. Rowe Price International Stock    Mutual Fund                       18,014,265      13,388,815         -
     Fund

     T. Rowe Price Mid-Cap Growth Fund    Mutual Fund                       28,529,749      29,768,588         -

     T. Rowe Price New Horizons Fund      Mutual Fund                       21,183,757      18,067,143         -

     T. Rowe Price New Income Fund        Mutual Fund                        4,537,384       4,546,536         -

     T. Rowe Price Small Cap Value Fund   Mutual Fund                       26,603,140      29,999,730         -

  ** Loan Fund (Interest)                 Participant Loan Fund                  -          26,434,139         -
                                          Interest Range 8.00 - 10.50%

     T. Rowe Price Stable Value Common    Money Market Mutual Fund          18,568,008      18,568,008         -
        Trust Fund

     T. Rowe Price Prime Reserve Fund     Money Market Mutual Fund          12,696,514      12,696,514         -

     T. Rowe Price Short Term             Money Market Bank Account              3,104           3,104         -
        Settlement Account

     T. Rowe Price Short Term             Money Market Bank Account            103,199         103,199         -
        Distribution Account
                                                                          ------------    ------------
                                                                 Total    $697,857,408    $715,087,549
                                                                          ============    ============


  ** Parties-in-Interest